SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED
for the transition period from __________ to __________
Commission file number 1-16427

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Fidelity National Information Services, Inc 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Table of Contents

Page(s)
Reports of Independent Registered Public Accounting Firm	ii

Statements of Net Assets Available for Benefits - December 31, 2012 and 2011	1

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2012 and 2011	2

Notes to Financial Statements	3-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2012	12
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

Report of Independent Registered Public Accounting Firm

To the Participants and the Group Plans Committee of
Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
June 28, 2013
Jacksonville, Florida

ii

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value (notes 3 and 4):
Investments - participant directed	$915,450,900	$717,660,082
Interest bearing cash	510,888	484,715
Total investments, at fair value	915,961,788	718,144,797

Receivables:
Notes receivable from participants	25,120,027	21,441,784
Participant contributions	2,410,283	2,525,642
Employer contributions	852,984	812,457
Due from broker for securities sold	770,800	222,182
Total receivables	29,154,094	25,002,065

Total assets	945,115,882	743,146,862

Liabilities:
Due to broker for securities purchased	762,244	222,180
Accrued administrative expenses	36,871	36,912
Total liabilities	799,115	259,092

Net assets reflecting investments at fair value	944,316,767	742,887,770

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(5,210,401)	(4,582,289)

Net assets available for benefits	$939,106,366	$738,305,481

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2012 and 2011

	2012	2011
Investment income:
Net appreciation (depreciation) in fair value of investments	$73,653,720	$(15,416,380)
Interest and dividends	11,737,465	7,478,551
Total investment income (loss)	85,391,185	(7,937,829)

Interest income on notes receivable to participants	999,727	882,768

Contributions
Participant	68,468,134	67,234,204
Employer	23,748,715	23,493,630
Rollovers from Metavante Retirement Plan	82,362,009	17,671,798
Rollovers from qualified plans	15,563,629	8,967,580
Total contributions	190,142,487	117,367,212

Deductions from net assets attributable to:
Benefits paid to participants	(74,206,716)	(55,533,280)
Administrative expenses	(1,525,798)	(874,331)
Total deductions	(75,732,514)	(56,407,611)

Net increase	200,800,885	53,904,540

Net assets available for benefits:
Beginning of year	738,305,481	684,400,941

End of year	$939,106,366	$738,305,481

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)    Description of the Plan

The following description of the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the FIS Plan) provides only general information. The FIS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under Sections 401(a) and 501(a) of the Internal Revenue Code (the Code), with a cash or deferred arrangement within the meaning of Section 401(k) of the Code. In addition, the FIS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code; provided, however, that effective July 31, 2011, no further contributions may be invested in shares of Company stock and effective November 30, 2011, the ESOP portion of the Plan shall be removed. That portion of the FIS Plan is designed to invest primarily in shares of Fidelity National Information Services, Inc. (FIS or the Company or the Employer or the Plan Sponsor).

The purpose of the FIS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Company shall maintain and administer the FIS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the FIS plan document for more complete information of the FIS Plan's provisions.

(a)    General

The FIS Plan is a defined contribution retirement plan covering all employees of the Company who have attained age 18 and have completed 90 days of service. Temporary, part-time or seasonal employees are eligible to participate in the FIS Plan if 18 years of age or older and upon completion of 1,000 hours of service during the plan year. Union, nonresident aliens and leased employees are not eligible to participate in the FIS Plan. Employees are automatically enrolled in the FIS Plan if they do not decline enrollment within 30 days of becoming eligible.

(b)    Contributions

During 2012 and 2011, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the FIS Plan. Participants who have attained age 50 before the end of the FIS Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2012 and 2011, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation. Discretionary employer contributions may be made at the option of the Company's board of directors.

The Company match for 2012 and 2011 of $23.7 million and $23.5 million, respectively, was funded throughout the year. No discretionary employer contributions were made during the years ended December 31, 2012 and 2011. All employer contributions are invested according to the participants' investment elections. Contributions are subject to certain limitations.

(c)	Rollovers From Metavante Retirement Plan

On December 31, 2012 the Metavante Retirement Plan (the Metavante Plan) merged into the FIS Plan. This resulted in a transfer of approximately $0.3 million in plan net assets from the Metavante Plan to the FIS Plan. Additionally, participants of the Metavante Plan had the option to rollover their balances to the FIS Plan resulting in rollovers of $82.1 million and $17.7 million during 2012 and 2011 respectively.

(d)    Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of FIS Plan earnings, and charged with an allocation of FIS plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(e)    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Vested
Percentage
Number of years of service:
Less than 1 year	0%
1 year	34%
2 years	67%
3 years or more	100%

(f)    Forfeitures

Upon termination of employment, the nonvested portion of a participant's interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former FIS Plan participants, pay administrative expenses of the FIS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2012 and 2011, $0.5 million and $0.6 million, respectively, of forfeitures were used to offset employer contributions in accordance with the FIS plan document. As of December 31, 2012 and 2011, there were $0.1 million of unused forfeitures.

(g)    Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant's vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at the prime rate as determined by the Plan's Trustee or its affiliate plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates range from 3.25% to 10.5% on loans outstanding as of December 31, 2012. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

(h)    Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: retirement at the FIS Plan's normal retirement age (65), when a participant reaches age 59 1/2, disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant's vested interest in his or her account as a lump-sum distribution. If a participant's account balance is less than $1,000 upon retirement or termination, a distribution of the participant's account will be made automatically. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(i)    Administration

During 2012 and 2011, the trustee of the FIS Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the FIS Plan. Fidelity National Information Services, Inc. Group Plans Committee (the Committee) oversees the FIS Plan's operations.

(j)    Administrative Expenses

Under the terms of the FIS plan document, administrative expenses of the FIS Plan are paid by the FIS Plan or FIS.

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(k)    Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. At December 31, 2012, the investment options consist of three common/collective trust funds, three corporate bond funds, twelve balanced funds and three small cap, three mid cap, two large cap and two international equity funds.

Effective July 29, 2011, no new contributions, loan payments or transfers into the FIS Stock Fund were permitted. On November 30, 2011 the remaining balance in the FIS Stock Fund was automatically transferred to the Plan's default fund, the Oakmark Equity and Income Fund (mutual fund) and the FIS Stock Fund was terminated.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The financial statements of the FIS Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the FIS Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

(b)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the FIS Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)    Risk and Uncertainties

The FIS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(d)    Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the FIS Plan's gains and losses on investments bought and sold as well as held during the year.

The FIS Plan provides participants with the option of directing their elective deferrals into three Wells Fargo common/collective trust funds which include the Wells Fargo Stable Return Fund N2, Wells Fargo S&P 500 Index Fund N and Wells Fargo International Equity Index Fund N. The Wells Fargo Stable Return Fund N invests in guaranteed investment contracts and synthetic investment contracts with the objective of principal preservation through ownership of a broadly diversified portfolio of high quality assets. The Wells Fargo S&P 500 Index Fund N

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

invests in common stocks in substantially the same percentages as the S&P 500 Index with the objective of approximating, before fees and expenses, the total return of the S&P 500 Index. The Wells Fargo International Equity Index Fund N generally intends to replicate the Morgan Stanley Capital International Europe Australasia and Far East Index and seeks to approximate the total return, before deduction of fees and expenses, as measured by the index.

Investment options in common/collective trusts are valued using the audited financial statements of the collective trust at year-end using net asset value (NAV) as a practical expedient. Notwithstanding a twelve month replacement notification requirement on the Wells Fargo Stable Return Fund N, the common/collective trust funds do not have limiting terms, or restrictions on redemption. Additionally, the common collective trust funds are not subject to future unfunded commitments, and it is not probable that they will be sold at a value other than NAV.

(e)    Payment of Benefits

Benefits are recorded when paid.

(f)    Certain Reclassifications

Plan year 2011 rollovers from participants in the Metavante Plan totaling $17.7 million were reclassified from rollovers from qualified plans to rollovers from Metavante retirement plan in the Statement of Net Assets Available for Benefits to conform to the classifications used in 2012. The reclassification did not change the total contributions to the Plan for 2011.

(3)    Fair Value Measurements

(a)    Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are measured at fair value in the accompanying Statements of Net Assets Available for Benefits. Participant and employer contributions receivable, receivables due from Wells Fargo, and amounts due to and from brokers approximate fair value based on their short-term nature.

(b)    Fair Value Hierarchy

The authoritative accounting literature defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy based on the quality of inputs used to measure fair value.

The fair value hierarchy includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. The three levels of the fair value hierarchy are described below:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the FIS Plan has the ability to access.

Level 2. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability; and

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds and corporate bond funds: Valued based on quoted market prices of shares held by the FIS Plan at year end.

Common collective trust funds: Valued at NAV as a practical expedient to measuring fair value, primarily based on the fair value of the underlying investments at quoted market prices, as determined by the Trustee of the fund of shares held by the FIS Plan at year end.

The following table sets forth, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011.

	Assets at fair value as of December 31, 2011
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Common/collective trust funds	$—	$291,747,383	$—	$291,747,383
Small cap equity funds	61,079,657	—	—	61,079,657
Mid cap equity funds	85,067,051	—	—	85,067,051
Large cap equity funds	92,435,716	—	—	92,435,716
International equity funds	50,542,726	—	—	50,542,726
Corporate bond funds	133,797,222	—	—	133,797,222
Balanced funds	200,781,145	—	—	200,781,145
Interest bearing cash	510,888	—	—	510,888

Total investments at fair value	$624,214,405	$291,747,383	$—	$915,961,788

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

	Assets at fair value as of December 31, 2010
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Common/collective trust funds	$—	$256,035,215	$—	$256,035,215
Small cap equity funds	23,199,992	—	—	23,199,992
Mid cap equity funds	22,912,816	—	—	22,912,816
Large cap equity funds	215,702,369	—	—	215,702,369
International equity funds	34,282,146	—	—	34,282,146
Corporate bond funds	97,024,487	—	—	97,024,487
Balanced funds	68,503,057	—	—	68,503,057
Interest bearing cash	484,715	—	—	484,715

Total investments at fair value	$462,109,582	$256,035,215	$—	$718,144,797

(4)    Investments
Investments that represent 5% or more of the FIS Plan's net assets, at fair value, as of December 31, 2012 and 2011 are as follows:

	2012	2011
Wells Fargo Stable Return Fund N	$184,879,388	$180,824,159
Vanguard Wellington Fund - ADM	179,990,981	—
Wells Fargo S&P 500 Index Fund N	81,275,475	57,339,841
Vanguard Mid Cap Index Ins	53,199,951	42,345,102
Harbor Capital Appreciation Fund	49,251,153	—
Pimco Total Return Fund	47,507,195	—
Oakmark Equity and Income Fund Class One	—	148,429,639
All other investments less than 5%	319,857,645	289,206,056

Total investments, at fair value	$915,961,788	$718,144,797
During 2012 and 2011, the FIS Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2012	2011
Employer common stock	$—	$(3,903,076)
Common/collective trust funds	17,608,318	994,728
Small cap equity funds	7,696,603	(1,662,106)
Mid cap equity funds	9,175,183	(2,306,807)
Large cap equity funds	14,350,524	(4,606,298)
International equity funds	6,505,549	(8,132,636)
Balanced funds	12,384,989	(80,686)
Corporate bond funds	5,932,554	4,280,501

Net appreciation (depreciation) in fair value of investments	$73,653,720	$(15,416,380)

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

As stated in notes 2(a) and 2(d), the Wells Fargo Stable Return Fund N (the Fund), which is deemed to be fully benefit-responsive, is stated at fair value in the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of the Fund as of December 31, 2012 and 2011 was $184.9 million and $180.8 million, respectively. The contract value of the Fund as of December 31, 2012 and 2011 was $179.7 million and $176.2 million, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. During 2012 and 2011, the average yield of the Fund was approximately 0.94% and 1.56%, respectively. This represents the annualized earnings of all investments in the Fund, divided by the fair value of all investments in the Fund. During 2012 and 2011, the crediting interest rate of the Fund was approximately 1.95% and 2.33%, respectively. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund. The credit rating assigned to Wells Fargo by Standard & Poor's at December 31, 2012 is AA-.

Certain events limit the liability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the fund or the administration of the fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow, (5) any communication given to participants by the Plan's sponsor or fiduciary or Wells Fargo that is designed to induce or influence participants to avoid investing in the fund or to transfer assets out of the fund, and (6) any transfer of assets from the fund directly to a competing investment option. The plan administrator does not believe that the occurrence of any of these events which would limit the Plan's ability to transact at contract value with participants is probable of occurring.

(5)    Related Party Transactions
Certain FIS Plan investments are shares of common/collective trust funds and mutual funds managed by Wells Fargo. Wells Fargo is the Trustee as defined by the FIS Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the FIS Plan for investment management services were $0.1 million for each of the years ended December 31, 2012 and 2011. Additionally, transactions involving shares of common stock of the Company are parties-in-interest transactions. Dividends on these common stock shares totaled $0 and $0.2 million for the years ended December 31, 2012 and 2011, respectively.

(6)    Income Tax Status
The FIS Plan is a defined contribution retirement plan that is intended to be qualified under Section 401(a) of the Code. Once qualified, the FIS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The FIS Plan received a favorable determination letter from the Internal Revenue Service on November 9, 2011.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
During 2009, the Plan Sponsor identified an operational compliance issue with the FIS Plan in which eligibility was calculated incorrectly for temporary employees. During the 2011 Plan Year, the Plan Sponsor made a contribution of $85,464 correcting this matter in accordance with the Internal Revenue Service Employee Plans Compliance Resolution System (EPCRS) program. The Plan Sponsor has established additional procedures to ensure that the FIS Plan's operations are in compliance with the provisions of the Code. The plan administrator and tax counsel believe that the FIS Plan is currently operating in compliance with the FIS Plan document and the Code.

(7)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the FIS Plan to discontinue its contributions at any time and to terminate the FIS Plan subject to the provisions of ERISA. In the event of the FIS Plan's termination, participants will become 100% vested in their employer contributions.

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(8)    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2012	2011
Net assets available for benefits, per the financial statements	$939,106,366	$738,305,481
Less current year adjustment to contract value for fully benefit-responsive investment contracts	5,210,401	4,582,289

Net assets available for benefits, per the Form 5500	$944,316,767	$742,887,770

The following is a reconciliation of investment income per the financial statements to the 2012 Form 5500:

Total investment income (loss) per the financial statements	$85,391,185
Plus prior year adjustment to contract value for fully benefit-responsive investment contracts	(4,582,289)
Less current year adjustment to contract value for fully benefit-responsive investment contracts	5,210,401

Total investment income (loss) per the Form 5500	$86,019,297

(9)    Subsequent Events
The Company has evaluated transactions, events and circumstances for consideration of recognition or disclosure through June 29, 2013 and has reflected or disclosed those items within the financial statements as deemed appropriate.

Supplemental Schedule

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

EIN: 37-1490331
Plan No. 001
	(b)	(c)
	Identity of issue, borrower	Description of investment, including maturity date, rate of	(e)
(a)	lessor, or similar party	interest, number of shares, collateral, par or maturity value	Value
	Common/collective trust funds:
*	Wells Fargo	Wells Fargo Stable Return Fund N, 3,592,805 shares, at fair value	$184,879,388
*	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 1,546,617 shares, at fair value	81,275,475
*	Wells Fargo	Wells Fargo International Equity Index Fund N, 1,815,420 shares, at fair value	25,592,520

	Small cap equity funds:
	Vanguard Funds	Vanguard Small Cap Index - Inst 800,407 shares	31,023,786
	The Hartford	Hartford Small Company HLS Fund Class 1A, 1,214,744 shares	23,979,047
	Goldman Sachs Funds	Goldman Sachs Small Cap Value Inst 136,466 shares	6,076,824

	Mid cap equity funds:
	Vanguard Funds	Vanguard Mid Cap Index Fund I 2,362,342 shares	53,199,951
	Artisan Partners	Artisan Mid Cap Value Fund 1,353,054 shares	28,129,986
	BMO Funds	BMO Mid Cap Growth - I 183,552 shares	3,737,114

	Large cap equity funds:
	Harbor Funds	Harbor Capital Appreciation Fund 1,158,306 shares	49,251,153
	Invesco	Invesco Van Kampen Comstock Instl 2,426,099 shares	43,184,563

	International equity funds:
	Dodge & Cox Funds	Dodge & Cox International Stock Fund 771,073 shares	26,709,971
	Invesco	Invesco International Growth Fund 815,632 shares	23,832,755

	Corporate bond funds:
	PIMCO	PIMCO Total Return Fund Inst 4,226,619 shares	47,507,195
	Vanguard Investments	Vanguard Intermediate Term Bond Index Fund 3,667,971	43,868,930
	PIMCO	PIMCO Real Return Fund Inst 3,457,302 shares	42,421,097

	Balanced funds:
	Vanguard Investments	Vanguard Wellington Fund - ADM 3,079,401 shares	179,990,981
	T Rowe Price Funds	T Rowe Price Retirement Income 47,349 shares	660,514
	T Rowe Price Funds	T Rowe Price Retirement 2010 29,657 shares	488,444
	T Rowe Price Funds	T Rowe Price Retirement 2015 143,032 shares	1,842,255
	T Rowe Price Funds	T Rowe Price Retirement 2020 182,709 shares	3,266,833
	T Rowe Price Funds	T Rowe Price Retirement 2025 249,118 shares	3,268,434
	T Rowe Price Funds	T Rowe Price Retirement 2030 231,583 shares	4,381,548
	T Rowe Price Funds	T Rowe Price Retirement 2035 199,476 shares	2,668,984
	T Rowe Price Funds	T Rowe Price Retirement 2040 113,103 shares	2,159,129
	T Rowe Price Funds	T Rowe Price Retirement 2045 82,039 shares	1,042,713
	T Rowe Price Funds	T Rowe Price Retirement 2050 51,818 shares	552,377
	T Rowe Price Funds	T Rowe Price Retirement 2055 43,542 shares	458,933

	Interest Bearing Cash:
*	Wells Fargo	Wells Fargo Advantage Cash 510,888 shares	510,888

***	Participant Loans	Varying maturities and interest rates from 3.25% to 10.5%. A total
		of 3,246 loans are outstanding with maturities from January 2013
		through January 2023.	25,120,027
			$941,081,815

*    Represents a party-in-interest.
**    Cost omitted for participant directed investments.
***    The accompanying financial statements classify participant loans as notes receivable from participants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401 (k) Profit Sharing Plan
Date: June 28, 2013	By:	/s/ Michael P. Oates
Michael P. Oates
Trustee

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Dixon Hughes Goodman LLP